Legend International Holdings, Inc.
ABN 82 120 855 352

Level 8, 580 St. Kilda Road
Melbourne Victoria 3004
Australia

PO Box 6315, St. Kilda Road Central
Melbourne Victoria 8008
Australia

T +61 3 8532 2866
F +61 3 8532 2805
info@lgdi.net
www.lgdi.net

September 17, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Anne Nguyen Parker, Esq.
Mail Stop 7010

Re:	Legend International Holdings, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed August 7, 2008
File No. 333-152691

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation (“Legend” or the “Company”), we have set forth below the Company’s proposed responses to the Staff’s comment letter dated August 19, 2008 with respect to the Company’s Amendment No.1 to Registration Statement on Form S-1 (the “Form S-1”).

Amendment No.1 to Form S-1 filed August 7, 2008

General

1.
Please update the registration statement to include the latest interim financial statements, and revise all related disclosure as necessary. Also reflect any material events that have occurred since the filing of the registration statement. In this regard, we note the filing of a Form 8-K announcing the appointment of four directors.

We have updated the registration statement to include the latest interim financial statements and have revised all related disclosures as requested.

Cover Page

2.
Please revise or clarify the statement, “This prospectus relates to the sale of up to 42,000,000 shares of Legend’s Common Stock by certain persons who are, or will become, stockholders of Legend.” Given your reference to shares issuable upon the exercise of outstanding warrants, the quoted statement suggests that you are attempting to register shares of common stock that are neither issued nor issuable.

The Company advises it was not its intention to suggest registration of shares of common stock that are neither issued nor issuable and have revised relevant statements accordingly.

Selling Stockholders, page 15

3.
Please disclose whether the selling stockholders are brokers or affiliates of a broker dealer. If a selling stockholder is a broker, please identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that he received the shares being registered as compensation for investment banking services. If a selling stockholder is an affiliate of broker or dealer, identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that the selling stockholder acquired the shares in the ordinary course of business, and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

The Company advises it has corresponded with all of the selling stockholders who have confirmed the following:

1.	The following stockholders are a broker-dealer who received the Registrable Securities as compensation for investment banking services to the Company:

-	BMO Nesbitt Burns Inc.

-	Wellington West Capital Markets Inc.

2.
The following stockholders are affiliates of a broker-dealer and certify that they purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable securities to be resold, had no agreements of understandings, directly or indirectly, with any person to distribute the Registrable Securities:

-	Perella Weinberg Partners Xerion Master Fund Ltd

-	GPC 79,LLC

-	Weiss Multi-Strategy Partners LLC

-	OGI Associates LLC

-	Hargreaves Hale

3.	All stockholders have advised that, with the exception of those included in points 1 and 2, they are neither a broker-dealer nor an affiliate of a broker-dealer.

Exhibit 5.1

4.
We note the qualification limiting the opinion to the Delaware General Corporate Law. Please provide us with a written confirmation indicating that the reference to the Delaware General Corporate Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

The Company advises the issuers of the opinion, Phillips Nizer LLP, confirms that the reference to the Delaware General Corporation Law in the opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. A copy of the opinion issued by Phillips Nizer LLP confirming the above is attached to this letter.

On behalf of the Company we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.

Yours faithfully

/s/ Peter Lee
PETER LEE
CFO & Secretary

Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103

September 16, 2008

Legend International Holdings, Inc.
Level 8, 580 St Kilda Road
Melbourne Victoria 3004
Australia

Re:	Exhibit 5-1 to Registration Statement on Form S-1
SEC File No. 333-152691

Ladies and Gentlemen:

We refer to our opinion letter dated August 6, 2008 (the “Opinion”), which was filed as Exhibit 5.1 to Amendment No. 1 to the Registration on Form S-1 of Legend International Holdings, Inc.  This is to confirm that the references to the Delaware General Corporation Law in the Opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Very truly yours,

/s/ Brian Brodrick

Brian Brodrick